UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2008

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: March 12, 2008	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE
Methanex Corporation
1800 — 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Toll-Free: 1-800-661-8851
http://www.methanex.com
For immediate release
March 12, 2008
ARGENTINA ANNOUNCES INCREASE TO NATURAL GAS EXPORT DUTY
The Argentine Government has increased the natural gas export duty from 45% to 100% of the highest contracted import price of natural gas into Argentina. Currently, it is expected that this would represent an export duty of approximately US$7/mmbtu. Our gas contracts provide that the gas suppliers must pay any duties levied by the government of Argentina. Methanex has not received official notification that gas supply would be restored to its plants.
Methanex’s Latin America Senior Vice President, Paul Schiodtz, commented, ”We are disappointed in the way the export duties were implemented as we believe it did not take into consideration the impact on the economy of southern Chile. We have been operating our plants at only 30% capacity since June 2007 as a result of the curtailments of natural gas exports from Argentina. In addition, there is no excess pipeline capacity available to transport the gas from southern Argentina to the most populated regions of that country. Given the announcement of increased duties, we do not expect to change the operating rate of our plants.”
Mr. Schiodtz added, “As we have stated previously, our long term strategy is to source more gas supply from Chile. In that context, we expect new exploration projects in the Magallanes Region of Chile by ENAP and other international oil and gas companies will continue to be developed with a sense of urgency.”
Methanex is a Vancouver-based, publicly traded company engaged in the worldwide production, distribution and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”, on the NASDAQ Global Market in the United States under the trading symbol “MEOH” and on the foreign securities market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”. Methanex can be visited online at www.methanex.com.
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Inquiries:
Jason Chesko
Director, Investor Relations
Methanex Corporation
604-661-2600